Aberdeen Funds 1735 Market Street, 32nd Floor Philadelphia, PA 19103

November 6, 2009

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549-9303

Attention: Mr. Christian Sandoe

Re: Aberdeen Funds
File Nos. 811-22132 and 333-146680

Dear Mr. Sandoe:

     On behalf of Aberdeen Funds (the “Registrant”) and the Aberdeen Emerging Markets Institutional Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on October 23, 2009, with regard to Post-Effective Amendment No. 18 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on September 10, 2009, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).

     Below we have provided the text at issue, your comment and the Registrant’s response. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

PROSPECTUS

1.	Comment: Please file an Auditor’s Consent with the 485(b) filing.

Response: The Auditor’s Consent will be included in the 485(b) filing.

2.	Text: Section 1 Fund Summary and Performance: Principal Strategies: “As a non-fundamental policy, under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities of issuers that….”

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Comment: Please revise this language to state that “As a non-fundamental policy, under normal circumstances, the Fund invests at least 80% of the value of its net assets plus borrowings for investment purposes in equity securities of issuers that….”

Response: Revised as requested.

3.	Text: Section 1 Fund Summary and Performance: Performance: Average annual total returns table: Footnote 1: “As of June 30, 2009, the Emerging Markets Institutional Fund’s year-to-date return was 35.93% for the Institutional Class.”

Comment: For the Fund’s 485(b) filing, please update this footnote with information for the year-to-date return as of September 30, 2009.

Response: Revised as requested.

4.	Text: Section 2 Fund Details: Additional Information about Investments, Investment Techniques and Risks: Securities Lending: “The Fund may lend securities, which involves the risk that the borrower may fail to return the securities in a timely manner or at all. Consequently, the Fund may lose money and there could be a delay in recovering the loaned securities. The Fund could also lose money if it does not recover the loaned securities and/or the value of the collateral falls, including the value of investments made with cash collateral. Under certain circumstances, these events could trigger adverse tax consequences to the Fund.”

Comment: How much securities lending does the Fund engage in and what does the Fund invest the securities lending collateral in? Depending on the extent of the securities lending and the subsequent investment of collateral, are there any additional risks that need to be disclosed?

Response: The Fund does not currently engage in securities lending. The disclosure in the prospectus regarding securities lending places investors on notice that the Fund is permitted to engage in securities lending. Should the Fund choose to engage in securities lending, depending upon the extent of the Fund’s securities lending the Registrant will consider the appropriateness of supplementing the prospectus with additional information regarding the Fund’s use of securities lending. Disclosure regarding investment of securities lending collateral is included in the Fund’s Statement of Additional Information. The Registrant believes the disclosure regarding investment of securities lending collateral is appropriate.

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5.	Text: Section 2 Fund Details: Additional Information about Investments,
Investment Techniques and Risks: Mid- and Small-Cap Securities Risk: “In
general, stocks of mid-cap and small-cap companies trade in lower volumes and are subject to greater or more unpredictable price changes than larger cap securities or the market overall. Mid-cap and small-cap companies may have limited product lines or markets, be less financially secure than larger companies, or depend on a small number of key personnel. If adverse developments occur, such as due to management changes or product failure, the Fund's investment in a mid-cap and small-cap company may lose substantial value. Investing in small-
cap companies requires a longer term investment view and may not be appropriate for all investors.”

Comment: Is this risk disclosed because it is a consequence of investing in emerging markets or is investing in mid- and small-cap securities a principal strategy of the Fund? If this is a risk associated with investing in emerging markets, please advise in the comment response letter. If this is a risk associated with a principal strategy of the Fund, add disclosure regarding the strategy to the
Principal Strategies section under Section 1 Fund Summary and Performance.

Response: Investing in mid- and small-cap securities is a result of the Fund’s principal investment strategy of investing in emerging markets. As such, the
Registrant believes that the disclosure regarding principal investment strategies and the risks of investing in the Fund is appropriate.

6.	Text: Section 2 Fund Details: Additional Information about Investments,
Investment Techniques and Risks: Other Information: Commodity Pool Operator
Exemption: “The Fund is operated by a person that has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodity
Exchange Act ("CEA"), and, therefore, such person is not subject to registration or regulation as a pool operator under the CEA.”

Comment: Please advise why this is applicable to the Fund and why it should be included in the Prospectus.

Response: The disclosure regarding the Commodity Pool Operator Exemption is made pursuant to Section 4.5 of the General Regulations adopted by the
Commodity Futures Trading Commission under the Commodity Exchange Act.
Section 4.5 states that “[a]ny person who desires to claim the exclusion shall disclose in writing to each participant, whether existing or prospective, that the qualifying entity is operated by a person who has claimed an exclusion from the definition of the term “commodity pool operator” under the [Commodity
Exchange] Act and, therefore, who is not subject to registration or regulation as a pool operator under the Act; provided, that such disclosure is made in accordance with the requirements of any other federal or state regulatory authority to which

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the qualifying entity is subject. The qualifying entity may make such disclosure by including the information in any document that its other federal or state regulator requires to be furnished routinely to participants …” The Registrant has claimed such an exclusion with the CFTC and has elected to satisfy the forgoing requirement by including the disclosure in the Fund’s prospectus.

7.	Text: Section 3 Fund Management: Investment Adviser & Subadvisers: “A
discussion regarding the basis for the Board of Trustees’ (the “Board”) approval of the investment advisory agreement for the Fund will be available in the Fund’s first annual or semi-annual report to shareholders.”

Comment: Please identify which report the information will be included in and provide the time period covered by the report (i.e., the Semi-Annual Report for the fiscal period ended ______). Additionally, please revise language to disclose that the discussion in such report also includes the Board’s discussion regarding the basis for approval of the sub-advisory agreements.

Response: The Registrant has revised the disclosure as follows:
A discussion regarding the basis for the Board of Trustees’ (the
“Board”) approval of the investment advisory agreement and the sub-advisory agreements for the Fund will be available in the
Fund’s Semi-Annual Report to Shareholders for the fiscal period ended April 30, 2010.

8.	Text: Section 3 Fund Management: Portfolio Management: Portfolio Managers’
Bios.

Comment: Disclose the length of service as a portfolio manager to the Fund (i.e., since inception).

Response: Consistent with the requirements of Form N-1A, the
Registrant has disclosed the length of service of the persons employed by the investment adviser who are primarily responsible for the day-to day management of the Fund’s portfolio.

9.	Text: Section 3 Fund Management: Historical Performance Data of the
Subadvisers.

Comment: Please clarify the relationship between the Subadvisers for the
Composite information. Currently, the disclosure states that the Composite is the

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historical performance of a Composite managed by the Subadvisers and their affiliates. The Fund currently contemplates that the two Subadvisers will be working together to manage the Fund’s assets. Please identify whether the
Composite information also reflects the two Subadvisers working together to manage the accounts or whether the accounts were managed individually by the
Subadvisers and then compiled for purposes of the Composite. It was noted that if the separate accounts were managed individually and then compiled for purposes of the Composite, the Composite data would not be a good comparison to how the Fund will be managed (i.e., the two Subadvisers working together).

Response: The Subadvisers manage the accounts making up the Composite information and the Fund in the same manner (i.e., jointly). Therefore, the
Composite information is a proper comparison for the Fund.

10.	Text: Section 3 Fund Management: Historical Performance Data of the
Subadvisers.

Comment: Please disclose that all substantially similar accounts were included in the Composite. The examiner noted that the Composite must include all substantially similar accounts, otherwise, it would be cherry-picking.

Response: All substantially similar accounts have been included in the
Composite and, therefore, the Registrant has revised the first paragraph under the heading Historical Performance Data of the Subadvisers as follows:
The following table gives the historical performance of all actual, fee-paying separate accounts and commingled funds, referred to as a “Composite,” managed by the Subadvisers and their affiliates that have investment objectives, policies, strategies and risks substantially similar to those of the Fund. The Composite does not reflect all of the Subadvisers’ assets under management. The data illustrates the past performance of the Subadvisers or their affiliates in managing substantially similar accounts. The data does not represent the performance of the Fund. Performance
is historical and does not guarantee or represent the future performance of the Fund or of the Subadvisers.

11.	Text: Section 3 Fund Management: Historical Performance Data of the
Subadvisers: Composite Description: “The Emerging Markets Equity Composite
comprises accounts with at least 80% invested in equities managed on a discretionary basis.”

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Comment: Please advise whether only the 80% that is invested in equities is managed on a discretionary basis or whether everything is managed on a discretionary basis and only 80% is invested in equities. Depending on the answer, consider revising the disclosure (i.e., “The Emerging Markets Equity
Composite comprises accounts managed on a discretionary basis with at least
80% invested in equities.”)

Response: The Registrant has revised the Composite Description as follows:

Composite Description: The Emerging Markets Equity
Composite comprises accounts managed on a discretionary basis with at least 80% invested in equities. The accounts with this composite invest primarily in companies based in the equity
markets of those countries defined as having Emerging Markets by Morgan Stanley Capital International.

12.	Text: Section 3 Fund Management: Historical Performance Data of the
Subadvisers.

Comment: Please flip the order of the following two columns: “Composite
Return Gross of Investment Management Fees” and “Composite Return Net of
Investment Management Fees.”

Response: The order of the columns is consistent with the Global Investment
Performance Standards (“GIPS”) sample composites as well as with the investment adviser’s other GIPS compliant composite presentations. The investment adviser to the Registrant desires to keep this GIPS compliant composite consistent with other GIPS compliant composite presentations currently used by the investment adviser. The Registrant has not reversed the order of the “Composite Return Gross of Investment Management Fees” and
“Composite Return Net of Investment Management Fees” columns.

13.	Text: Section 3 Fund Management: Historical Performance Data of the
Subadvisers.

Comment: Please add in a table reflecting Average Annual Returns.

Response: The Registrant has developed the Composite to be consistent with
GIPS and the inclusion of an Average Annual Returns table is not a requirement of GIPS. Additionally, the Composite is consistent with other GIPS compliant composite presentations used by the Registrant’s investment adviser. Therefore, to keep the GIPS compliant Composite consistent with other GIPS compliant

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composite presentations currently used by the investment adviser, the Registrant has not included a table reflecting Average Annual Returns.

14.	Text: Section 3 Fund Management: Historical Performance Data of the
Subadvisers: Footnote 1: “The inception date of the Emerging Markets Equity
Composite is December 31, 1995 and it was created on April 13, 2006, during the global consolidation project.”

Comment: Please advise as to how the inception date and creation date can be 11 years apart.

Response: Global Investment Performance Standards (GIPS) contemplate that the inception date and creation date may not be the same date. The definition of
Composite Date Creation under GIPS is the date when the firm first groups the portfolios to create the Composite. The Composite Creation Date is not necessarily the earliest date for which performance is reported for the Composite.
The definition for Composite Inception Date is the earliest date for which performance is reported for the composite. The composite inception date is not necessarily the date the portfolios are grouped together to create the Composite.
Instead, it is the initial date of the performance record. Therefore, the
Composite’s performance is as of December 31, 1995, however, the portfolios in the Composite were not grouped together to create the Composite until April 13,
2006.

15.	Text: Section 4 Investing with Aberdeen Funds: Share Price: “The Trust reserves the right to reprocess purchase (including dividend reinvestments), redemption and exchange transactions that were processed at a NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV, as adjusted.”

Comment: Please explain supplementally how this is permissible in connection with Rules 2a-4 and 22c-1.

Response: Rules 2a-4 and 22c-1 do not address the permissibility of reprocessing purchase, redemption and exchange transactions in connection with an error in the calculation of net asset value (“NAV”). The Registrant is not aware of any formal
SEC guidance regarding reprocessing of transactions as a result of an error in
NAV calculation. The Registrant notes that the Investment Company Institute
White Paper on Valuation and Liquidity Issues for Mutual Funds dated February
1997 observed that the reprocessing of transactions was a permissible option.
Specifically, the White Paper states that “[v]aluation procedures also may address the nature of the corrective action to be taken if pricing errors occur. In all cases,

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of course, erroneous prices should be corrected on a going forward basis.
Depending on the extent and nature of a pricing error, however, retroactive corrections—which may include paying financial compensation to the fund, to existing or former fund shareholders or to all of them, and reprocessing shareholder accounts to adjust the number of shares that they hold—also may be necessary.” The White Paper further notes that when a pricing error has caused a fund’s per share NAV to be too high and shareholders who redeemed their shares during periods of over valuation have received too much money from the fund,
“few if any funds would seek to recover the extra dollars paid to redeeming shareholders, even though such recoveries are theoretically possible” (emphasis added). In addition the White Paper contains a table illustrating actions relating to
NAV corrective action based on SEC staff informal guidelines at the time. The table notes that in the case of an NAV error of greater than 1¢ per share and greater than ½% of NAV “either the responsible party or the individual shareholders (who experienced a benefit) should reimburse the fund for the amount of the fund loss” (emphasis added). Although the Registrant has not taken a position on whether it would pursue such recovery, the Registrant believes that the disclosure is appropriate in order to put shareholders on notice of the possibility of reprocessing of purchase, redemption or exchange transactions when the NAV is adjusted in order to prevent a windfall to shareholders.

16.	Text: Section 4 Investing with Aberdeen Funds: Excessive or Short-Term
Trading: Restrictions on Transactions: “Whenever the Fund is able to identify short-term trades or traders, the Fund has broad authority to take discretionary action against market timers and against particular trades and uniformly will apply the short-term trading restrictions to all such trades that the Fund identifies.
The Fund also has sole discretion to:

o restrict purchases or exchanges that the Fund or its agents believe constitute excessive trading and
o reject transactions that violate the Fund's excessive trading policies or its exchange limits.

Comment: Please clarify that this does not include redemptions (as that would be a violation of Section 22(e)).

Response: The Registrant’s policy on excessive or short-term trading and restrictions on transactions do not apply to redemption transactions.
Notwithstanding the foregoing, the Registrant reserves the right to limit the right of redemption as provided in Section 22(e) of the 1940 Act.

STATEMENT OF ADDITIONAL INFORMATION

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17.	Text: Investment Restrictions: “The Aberdeen Emerging Markets
Institutional Fund: May not lend any security or make any other loan, except that the Fund may in accordance with its investment objective and policies (i)
lend portfolio securities, (ii) purchase and hold debt securities or other debt instruments, including but not limited to loan participations and sub participations, assignments, and structured securities, (iii) make loans secured by mortgages on real property, (iv) enter into repurchase agreements, and (v) make time deposits with financial institutions and invest in instruments issued by financial institutions, and enter into any other lending arrangement as and to the extent permitted by the 1940 Act or any rule, order or interpretation thereunder.”

Comment: With the understanding that this is fundamental restriction and cannot be changed at this point, please consider future revision to this restriction as it is not written in “Plain English.”

Response: The Registrant will consider future revision to this fundamental restriction.

18.	Text: Appendix A- Portfolio Managers: Description of Compensation:
“The Fund's portfolio managers' compensation consists of an industry competitive salary and a year-end discretionary cash bonus based on client service, asset growth and the performance of the Fund.”

Comment: Please describe “competitive” salary and “bonus” in connection to
Item 15(b) of Form N-1A which requires disclosure of “the criteria on which that type of compensation is based, for example, whether compensation is fixed, whether (and, if so, how) compensation is based on Fund pre- or after-tax performance over a certain time period, and whether (and, if so, how)
compensation is based on the value of assets held in the Fund’s portfolio.”

Response: The salary structure for portfolio managers is fixed and the current bonus structure is in the process of being reviewed. The Registrant has revised the disclosure regarding salary as reflected below and will consider revising its disclosure regarding the bonus structure for its annual update to its registration statement to be filed in February 2010.
The Fund's portfolio managers’ compensation consists of an
industry competitive fixed salary and a year-end discretionary cash bonus based on client service, asset growth and the
performance of the Fund.

     In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is

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responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Please do not hesitate to contact Kenneth L. Greenberg at (215) 564-8149 or Katherine R. Mason at (215) 564-8006, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Jennifer Nichols
Jennifer Nichols, Esq. Vice President
Aberdeen Funds